Pacific Integrated Energy, Inc.

ANNUAL REPORT

Pacific Integrated Energy, Inc.
11555 Sorrento Valley Rd Ste 204
San Diego, CA 92121
www.pienergy.com

This Annual Report is dated October 31, 2020.

BUSINESS

Pacific Integrated Energy, Inc. ("PI Energy" or "Company") was founded to develop and commercialize clean energy breakthroughs using advanced materials. The Company is developing photovoltaic (PV) technology to open up new markets for solar energy. PI Energy's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy installation. This approach is possible by all the collective properties of the Company's proprietary technology. The resulting PI Energy solar module represents a globally-scalable PV module, as a result of the technology's benefits:

- Lightweight
- Low materials' cost
- Non-toxic
- Reliable performance
- Low installed-cost
- Flexible
- Made from earth-abundant elements

The company is currently pre revenue and primarily funded through equity funding, grants and engineering contracts.

The Company plans to roll out its product with industry partners and with regional development partners depending on the market.

The Company owns three issued patents on an earlier generation prototype. The Company has filed a full patent in December 2020, relating to the current generation ("P4") of its solar cell technology. The patents were filed under Dr. Keogh, an employee of PI Energy, and a leading expert in the field, who is a university professor that has been working with the Company. Per US patent law, the rights are owned jointly by PI Energy and a U.S.-based university. The Company's agreements with all its employees assign intellectual property ("IP") rights (on IP developed under work performed during employment, per California state law) to PI Energy. In addition. PI Energy is developing trade secrets relating to the critical process steps of making the technology, which will be owned by PI Energy. This combination intellectual property protection approach is based on of the CEO's experience in developing and protecting intellectual property.

Previous Offerings

Name: Common Stock

Between March 18, 2020 and October 27, 2020, the Company sold 109,903 shares of non-voting common stock in exchange for $10.00 per share under Regulation Crowdfunding on the StartEngine platform.

Type of security sold: Equity

Final amount sold: $2,064,092.00
Number of Securities Sold: 322,467
Use of proceeds: This transaction converted the ~$1.4 million in debt and interest into
common stock and brought an additional $647,474 of additional funds for
working capital. This primarily involved final tests of the previous generation ("P3")
of the Company's solar cell technology which led to the current design (P4), and the design,
planning and first development of the P4 current design. Of the new $647,000
funds the majority cost was for R&D, which was primarily in the form of salaries
for the 10 employees of the Company, for approximately 4 months. In addition,
funds included rent for the ~3000 square foot office space and 1200 square foot lab,
materials and cost of outside vendors for materials, fabrication and testing.
Additional cost included interest on debt, overhead and G&A. Please see
reviewed financials for a detailed description of the actual break down of cost for
the last fiscal year.
Date: October 07, 2019
Offering exemption relied upon: Regulation D - 506(b)

Type of security sold: Debt
Final amount sold: $450,000.00
Use of proceeds: Working capital. Used to fund primarily R&D: 10 employees for
3 months development of P3, three fabrication approaches, this includes
facilities cost for the lab and office, materials cost for fabrication of prototypes,
use of the nanofabrication facility at UCSD, G&A expenses. Used to narrow down
development path to 2 paths.
Date: September 18, 2018

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Used to fund primarily R&D: 10 employees for 7 months
development of P3 final design and subsequent conceptual development of P4
design, this includes facilities cost for the lab and office, materials cost for
fabrication of prototypes, use of the nanofabrication facility at UCSD, fabrication
of precursor films and G&A expenses.
Date: March 27, 2019
Offering exemption relied upon: Regulation D - 506(b)

Type of security sold: Debt
Final amount sold: $300,000, at 8%/yr interest rate
Use of proceeds: This was the latest funds received and was used to fund 7
employees, facilities expense (rent for office and lab space) and fabrication costs
for 2.5 months for development of our P4 design. This includes cost from an
outside vendor for precursor film production and diagnostic expenses.
Date: November 08, 2019

Type of security: Warrant exercise to common stock
Final amount sold: $24,750
Warrants that were awarded in conjunction with a stock sold between 2015 through 2016 were exercised either "cashless" or at the warrant exercise price. A total of 50,018 common shares were either purchased or acquired by investors through the exercise of these warrants. All these warrants were expiring during this time frame   Date: February 24 through March 28, 2020.
Offering exemption relied upon: Regulation D - 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

The Company is developing a new solar PV technology and is pre-revenue and as such is operating at a loss. In 2020 the net loss decreased by approximately 30% due to an increase in revenues and a decrease in cost of R&D. The majority of spending was for development of the Company's technology. The biggest expense was salaries for the technical staff. Development of PI Energy's advanced materials require dedicated full-time staff members with advanced degrees and many years of experience. The Company employed, during the year, between 5 and 6 full-time and 1 part-time dedicated science/engineers. We expect that R&D will continue to be the majority of the cost, the same as last year. The next largest expense was for R&D support including outside vendors and partners, materials, equipment, and facility rentals. The Company has ~ 3000 square foot of office/lab space along with a 1200 square foot dedicated lab facility in San Diego.
Part of the production is done at the Company's facilities and some specific steps are done at outside vendors. The Company intends to, over the long term, bring the majority of the development production in-house after demonstrating its technology to new potential collaborators and partners. This will involve additional equipment purchases.

Historical results and cash flows:

The Company is currently in technology development stage and pre-revenue for its first product. The expectation is that once we achieve technical success and build a commercially viable product, and that revenue will be generated through a combination of sales, licensing and partnership revenue.

Liquidity and Capital Resources

The Company has consolidated most of its loans from 2018 and 2019, converting them to equity in a transaction that started in May 2019 and concluded in October 2019. The Company has a line of credit for $32,000 through Wells Fargo bank in the form of business credit cards. The outstanding balances are paid off on a monthly basis.

As of October 31, 2020, there were three outstanding loans;

1) to the CEO & Chairman of the board, which is an unsecured loan at 3% interest with an original principal amount of $150,000.

2) one to the family of a former board member, who died in 2020, with the original principal amount of $300,000, which is at 8% and secured against equipment assets.

3) one for $163,874 to Wells Fargo under the US SBA guaranteed paycheck protection program loan. The loan is at 1% over 2 years. The entire loan was forgiven in 2021.

Debt

> Creditor: Phil Layton
> Outstanding principal: $176,268
> Interest Rate: 3.0%
> Maturity Date: July 18, 2021
> Unsecured
>
> Creditor: Nueva Segovia S.A. (owned by the family of Diego Mejia, who served as a board member and died in 2020)
> Outstanding Principal: $300,000
> Interest Rate: 8.0%
> Maturity Date: May 08, 2021
> Secured against equipment of Company
>
> Creditor: Wells Fargo/US SBA Paycheck Protection Program (PPP)
> Amount Owed: $163,874
> Interest Rate: 1.0%
> Maturity Date: May 3, 2022
> Partially forgivable under the (PPP)
> (Forgiven in 2021 under the PPP program).

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Phil Layton

Phil Layton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/President
Dates of Service: January 11, 2008 - Present
Responsibilities: Run operations of the company. Including technical development as CTO, office management and IP protection. His salary, which is authorized by the BOD to normally be $198,000/yr, and was temporarily reduced starting September 23, 2019, to $48,000, and was raised in January 2020 to $52,000, to comply with California salaried minimum wage requirements. It was raised to $100,000/yr. on April 18, 2020 with the receipt of paycheck protection loan funds. The salary will be returned to authorized levels once there is sufficient cash reserves in the Company. There is no additional compensation (equity or stock options).

Position: Chairman of the Board
Dates of Service: January 11, 2008 - Present
Responsibilities: Preside over the board of directors meetings

Name: David Andresen

David Andresen's current primary role is with Ecotech Advisors. David Andresen currently services 36 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors member
Dates of Service: April 29, 2008 - Present
Responsibilities: Secretary, Board of Director functions

Other business experience in the past three years:
Employer: Ecotech Advisors
Title: owner, Principal
Dates of Service: January 01, 2013 - Present
Responsibilities: Direct company operations and management.

Name: Mark Juergensen

Mark Juergensen's current primary role is with Cleantech Energy, Inc. Mark

Juergensen currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors member
Dates of Service: September 16, 2010 - Present
Responsibilities: Board of director duties,

Other business experience in the past three years:

Employer: Cleantech Energy, Inc.
Title: Managing Director
Dates of Service: January 01, 2007 - Present
Responsibilities: Founder and owner of this renewable development advisory firm. Lead solar and energy storage development in the US on multiple projects.

Name: Rodrigo Marquez-Pacanins

Rodrigo Marquez-Pacanins's current primary role is with Faro Energy, LTD. Rodrigo Marquez-Pacanins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors member
Dates of Service: May 19, 2014 - Present
Responsibilities: Board of director functions

Other business experience in the past three years:

Employer: Faro Energy, LTD
Title: Director and General Counsel
Dates of Service: September 20, 2017 - Present
Responsibilities: Member of the Investment Committee, contract negotiation, drafting, advisor to the CEO

Other business experience in the past three years:

Employer: Faro Energy Developments Ltd
Title: Director
Dates of Service: March 08, 2018 - Present
Responsibilities: member of the Investment Committee

Other business experience in the past three years:
Employer: Faro Energy Fundo de Investimento em Participaçoes - Multiestrategia, a fund pursuant to the laws of Brazil
Title: Member of the investment committee
Dates of Service: August 01, 2019 - Present
Responsibilities: Member of the investment committee

Name: Lee Krevat

Lee Krevat's current primary role is with Krevat Energy innovations. Lee Krevat currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors member
Dates of Service: February 17, 2020 - Present
Responsibilities: Board of directors' duties

Position: Advisor
Dates of Service: January 01, 2014 - Present
Responsibilities: Advises on business matters relating to his expertise. PI Energy duties are minimal, less than an hour per week.

Other business experience in the past three years:
Employer: Krevat Energy innovations
Title: CEO
Dates of Service: September 01, 2018 - Present
Responsibilities: Runs company that consults for clean technology start-ups, utilities, regulators, legislatures, and environmentally-focused companies and communities to help bring clean energy and clean transportation solutions successfully to market by strategizing, evangelizing, and connecting stakeholders.

Other business experience in the past three years:
Employer: MOEV Inc.
Title: Member of The Board of Advisors
Dates of Service: May 01, 2019 - Present
Responsibilities: Director duties

Other business experience in the past three years:

Employer: GridWise Alliance
Title: Member Board of Directors, Chairman Operations Committee

Dates of Service: January 01, 2011 - Present
Responsibilities: Led the development of the GridWise Alliance Grid Modernization Index (GMI). The GMI has been used since 2013 to evaluate the status of electric grid modernization in the United States, to identify and promote best practices, and to provide insights to state policy makers, regulators, and other stakeholders regarding the progress of their grid modernization.

Other business experience in the past three years:

Employer: GridX, Inc.
Title: Member Board of Directors
Dates of Service: August 01, 2011 - January 01, 2020
Responsibilities: Board member duties

Other business experience in the past three years:

Employer: PXiSE Energy Solutions, LLC
Title: Director
Dates of Service: June 01, 2017 - September 01, 2018
Responsibilities: Developed partnerships, venture capital opportunities, and microgrid clean energy projects to grow PXiSE into a self-sustaining entity. PXiSE DERMS Advanced Control Technology provides management and subsecond control for grid- connected microgrids, island microgrids, renewable energy farms, and high percentage renewable segments of the grid.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of October 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Phil Layton	3,304,704 shares		47.5%
Common Stock	Miss Sunshine Investments, LTD	1,289,234 shares		18.5%

RELATED PARTY TRANSACTIONS

Name of Entity: Phil Layton
Relationship to Company: Officer
Nature / amount of interest in the transaction: $150,000 loan to the company made on July 19, 2018.
Material Terms: The loan was a secured loan against the Company's assets, with an interest rate of 17% (which was set by other loan providers in the same financing) and includes a four-year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date of the note was 7/30/2019, with no interest due until the maturity date. The terms and the loan were approved by the board of directors of the Company. On August 1, 2019, this loan was converted into a two-year, unsecured loan with an interest rate of 3% with no interest due until maturity. This loan is still outstanding

Name of Entity: Diego Mejia Castro
Relationship to Company: Former Director
Nature / amount of interest in the transaction: Mr. Mejia purchased the following notes/debentures: Currently Outstanding: A Second Secured Note for $300,000 on November 8, 2019. Previously Converted: A First Secured Note for $150,000 from the Company on September 19, 2018 (converted to common stock on May 22, 2019). A First Convertible Debenture for $550,000 on November 16, 2018 (converted to common stock on May 22, 2019). A Second Convertible Debenture for $250,000 on March 27, 2019 (converted to common stock on May 22, 2019).
Material Terms: Notes still currently outstanding. On November 8, 2019, Diego Mejia Castro provided additional funds through a Second Secured Note for $300,000. The note has an 18-month maturity and interest rate of 8% per annum. This note

is still outstanding and was transferred into Nueva Segovia S.A., which is owned by the family of Diego Mejia Castro. Previous notes (converted): The First Secured Note for $150,000 was a secured loan against the company assets, with an interest rate of 17% and includes a four-year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date was 7/30/2019, no interest was due until the maturity date. The terms and the loan were approved by the board of directors. The loan was converted to 27,401 shares of common stock on May 22,2019. The First Convertible Debenture for $550,000 entered into on November 16,2018 and Second Convertible Debenture for $250,000 entered into on March 27, 2019 had the same terms. The two debentures were secured against the company assets, with an interest rate of 15% and convertible strike price of $6.16/share. Each debenture was for 2 years with no interest due until the maturity date. The terms and the loan were approved by the board of directors. The two debentures were converted to 139,580 shares of common stock on May 22, 2019. The conversion was part of one hybrid transaction that included purchasing additional 71,429 common shares of stock at $7/shares to provide additional funding to the company and converting $800,000 of convertible debt into 139,580 shares of company common stock.

Name of Entity: Maria Gabriela Mendoza Torrontegui
Relationship to Company: Family member of Director
Nature / amount of interest in the transaction: Ms. Mendoza is the wife of Director Rodrigo Marquez-Pacanins. On August 21,2018, Ms. Mendoza purchased a secured note for $150,000. On October 7, 2019 as part of a hybrid transaction, Ms. Mendoza purchased an additional 19,180 shares of company common stock at $7/share. As part of this hybrid transaction, the secured note from August 21, 2018 was converted into Company common stock, and as an incentive to convert the loan into equity and to purchase Company shares, Phil Layton sold a total of 112,978 shares at $0.5/ shares to Ms. Mendoza.
Material Terms: The August 21, 2018 secured note was a secured loan against the Company's assets, with an interest rate of 17% and includes a four-year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date was 7/30/2019, with no interest due until the maturity date. The terms and the loan were approved by the board of directors. The loan was converted to 27,719 shares of common stock in a transaction signed on October 7, 2019. The conversion was part of the October 7, 2019, hybrid transaction that included purchasing additional 19,180 common shares of Company stock at $7/shares and purchasing 112,978 of shares personally owned by the family trust of Phil Layton at $0.5/share. This transaction provided to provide additional $134,258 in funding to the Company, converted the outstanding secured note into equity. There is no outstanding loan remaining with Ms. Mendoza.

OUR SECURITIES

The Company has authorized Common Stock, and Non-voting common stock.

Voting Common Stock

The amount of security authorized is 14,000,000 with a total of 6,843,512 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-voting common stock

The amount of security authorized is 2,000,000 with a total of 109,903 outstanding.

Voting Rights

There are no voting rights associated with Non-voting common stock.

Material Rights
There are no material rights associated with Non-voting common stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company.
(2)   to an accredited investor.
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

Pacific Integrated Energy, Inc.

By   /s/Phil Layton

_____

Name   ___Phil Layton_____
:

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, _____Phil Layton_____, Principal Executive Officer of Pacific Integrated Energy, Inc., hereby certify that the financial statements of Pacific Integrated Energy, Inc. included in this Report are true and complete in all material respects.

_____/s/____Phil Layton_____
Principal Executive Officer

Pacific Integrated Energy, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
October 31, 2020 and 2019

PACIFIC INTEGRATED ENERGY, INC.

TABLE OF CONTENTS



To the Board of Directors of
Pacific Integrated Energy, Inc.
San Diego, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Pacific Integrated Energy, Inc., which comprise the balance sheets as of October 31, 2020 and 2019, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Integrated Energy, Inc. as of October 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter – Going Concern

The accompanying financial statements have been prepared assuming that Pacific Integrated Energy, Inc. (the "Company") will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained net losses amounting to $1,211,884 and $1,872,477 for the years ended October 31, 2020 and 2019, respectively, has an accumulated deficit of $16,690,623 as of October 31, 2020, and has current liabilities in excess of current assets of $268,388 as of October 31, 2020 including a collateralized loan. The Company has not yet generated significant revenues and incurred operating expenses of $1,221,115 and $1,741,114 for the years ended October 31, 2020 and 2019, respectively. This resulted to negative cash flows from operating activities of $1,047,348 and $1,589,430 for the years ended October 31, 2020 and 2019, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Denver, Colorado
February 16, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PACIFIC INTEGRATED ENERGY, INC.
BALANCE SHEETS
As of October 31, 2020 and 2019

	October 31, 2020	October 31, 2019
ASSETS		
Current Assets:		
Cash in banks	$ 251,219	$ 148,318
Accounts receivable	4,715	8,453
Subscription receivable	169,227	-
Escrow receivable	43,104	-
Prepaid expenses	26,847	23,023
Total Current Assets	495,112	179,794
Non-Current Assets:		
Property and equipment, net	30,076	70,076
Deferred costs	22,056	22,056
Security deposits	12,202	12,202
Total Non-Current Assets	64,334	104,334
TOTAL ASSETS	$ 559,446	$ 284,128
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 10,508	$ 27,891
Accrued expenses	195,375	106,655
Notes payable	476,268	-
Term loan (SBA), current portion	81,349	-
Total Current Liabilities	763,500	134,546
Non-Current Liabilities:		
Notes payable	-	176,268
Term loan (SBA), net of current portion	82,525	-
Total Non-Current Liabilities	82,525	176,268
Total Liabilities	846,025	310,814
Stockholders' Deficit:		
Voting Common Stock, $0.0001 par value, 14,000,000 shares authorized, 6,148,215 and 6,098,197 shares issued and outstanding as of October 31, 2020 and 2019, respectively	614	609
Non-Voting Common Stock, $0.0001 par value, 2,000,000 shares authorized, 109,303 and 0 shares issued and outstanding as of October 31, 2020 and 2019, respectively	11	-
Additional paid-in capital	16,403,419	15,451,444
Accumulated deficit	(16,690,623)	(15,478,739)
Total Stockholders' Deficit	(286,579)	(26,686)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 559,446	$ 284,128

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF OPERATIONS
For the years ended October 31, 2020 and 2019

	2020	2019
Sales:		
Product sales	$ 6,000	$ -
Cost of goods sold	4,807	-
Gross profit	1,193	-
Service revenue:		
Engineering services	500	6,000
	1,693	6,000
Operating Expenses:		
General and administration expenses	486,464	584,686
Research and development	538,619	992,811
Marketing and advertising	196,032	163,617
Total Operating Expenses	1,221,115	1,741,114
Loss from Operations	(1,219,422)	(1,735,114)
Other Income (Expenses):		
Interest expense	(29,353)	(140,047)
Rent income	26,662	-
Government grant	8,000	-
Interest income	2,229	2,684
Total Other Income (Expenses)	7,538	(137,363)
Net Loss	$ (1,211,884)	$ (1,872,477)

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended October 31, 2020 and 2019

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount			
Balance at October 31, 2018	5,775,730	$ 577	-	$ -	$ 13,331,738	$ (13,606,262)	$ (273,947)
Stock issuances for cash	92,497	9	-	-	647,463	-	647,472
Conversion and settlement of notes into common stock	229,970	23	-	-	1,416,594	-	1,416,617
Share-based compensation	-	-	-	-	55,649	-	55,649
Net loss	-	-	-	-	-	(1,872,477)	(1,872,477)
Balance at October 31, 2019	6,098,197	609	-	-	15,451,444	(15,478,739)	(26,686)
Stock issuances for cash - Reg CF offering	-	-	109,303	11	1,025,679	-	1,025,690
Stock issuances for cash	3,750	-	-	-	24,750	-	24,750
Share-based compensation	-	-	-	-	52,574	-	52,574
Share warrants exercised	46,268	5	-	-	(5)	-	-
Offering costs	-	-	-	-	(151,023)	-	(151,023)
Net loss	-	-	-	-	-	(1,211,884)	(1,211,884)
Balance at October 31, 2020	6,148,215	$ 614	109,303	$ 11	$ 16,403,419	$ (16,690,623)	$ (286,579)

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF CASH FLOWS
For the years ended October 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (1,211,884)	$ (1,872,477)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	31,820	39,137
Loan discount amortization	-	14,982
Share-based compensation	52,574	55,649
Loss on disposal of property and equipment	8,891	-
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	3,738	(8,453)
(Increase)/decrease in prepaid expenses	(3,824)	24
Increase/(decrease) in accounts payable	(17,383)	2,197
Increase/(decrease) in accrued expenses	88,720	179,511
Net Cash Used in Operating Activities	(1,047,348)	(1,589,430)
Cash Flows from Investing Activities		
Purchase of property and equipment	(711)	(4,963)
Cash paid for patent applications	-	(22,056)
Cash Used in Investing Activities	(711)	(27,019)
Cash Flows from Financing Activities		
Proceeds from notes payable	300,000	1,000,000
Proceeds from term loan	163,874	-
Proceeds from issuance of common stock	838,109	647,472
Offering costs	(151,023)	-
Net Cash Provided by Financing Activities	1,150,960	1,647,472
Net change in cash	102,901	31,023
Cash in at beginning of year	148,318	117,295
Cash at end of year	$ 251,219	$ 148,318
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion and settlement of notes payable into common stock	$ -	$ 1,416,617

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
As of October 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Pacific Integrated Energy, Inc. (d/b/a "PI Energy"; the "Company") was incorporated on August 24, 2010 under the laws of the State of Delaware. The Company is developing a novel solar photovoltaic (PV) technology, that is intended to create new markets and compete in established markets for solar energy. The Company plans to target markets, on an initial phase of commercialization, that require some of the proposed competitive advantages of the Company's technology (including flexible, lightweight, non-toxic, low installation cost and overall competitive costs). The Company intends to target several solar PV market segments, including commercial and industrial building rooftops, residential rooftops, electric and hybrid vehicle PV, and electrical powered equipment. The Company's PV materials are designed to be wrapped around any solid surface, making many previously impractical surfaces available for solar energy PV module installation and power collection. Some of the vehicle applications include electric and hybrid: buses, trucks, delivery vans and passenger vehicles. The Company's internal analysis suggests that current market PV, also known as "Traditional PV", cannot readily address some of the Company's targeted market due to weight, cost, and/or toxicity concerns of some types of traditional PV. PI Energy is also developing a portfolio of synergistic renewable technology that is being developed in partnerships with universities and private companies.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained net losses amounting to $1,211,884 and $1,872,477 for the years ended October 31, 2020 and 2019, respectively, has an accumulated deficit of $16,690,623 as of October 31, 2020, and has current liabilities in excess of current assets of $268,388 as of October 31, 2020 including a collateralized loan. The Company has not yet generated significant revenues and incurred operating expenses of $1,221,115 and $1,741,114 for the years ended October 31, 2020 and 2019, respectively. This resulted to negative cash flows from operating activities of $1,047,348 and $1,589,430 for the years ended October 31, 2020 and 2019, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts. The Company has raised over $16 million over the past 11 years, its Regulation CF offering in 2020 raised over $1 million and was oversubscribed, and has raised over $250,000 from October 31, 2020 through February 16, 2021. The Company's ability to meet its obligations as they become due is dependent upon its ability to continue to generate external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted a fiscal year ending October 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and there is no assurance the Company can successfully commercialize its products. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2020, and 2019, the Company has no cash in bank balance in excess of federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of October 31, 2020 and 2019, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Prepaid Expenses

Prepaid expenses include rent paid in advance and insurance payments with a policy term ending subsequent to October 31, 2020 and 2019.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 to 10 years for its capitalized assets. Property and equipment as of October 31, 2020 and 2019 were as follows:

	2020	2019
Computers	$ 41,707	$ 41,707
Equipment	222,617	238,078
Furniture	12,729	12,729
Leasehold improvements	30,557	30,557
Total property and equipment	307,610	323,071
Less: accumulated depreciation	(277,534)	(252,995)
Property and equipment, net	$ 30,076	$ 70,076

Depreciation expense of $31,820 and $39,137 was recorded on these assets for the years ended October 31, 2020 and 2019, respectively.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended October 31, 2020 and 2019, the Company disposed property and equipment with carrying amount of $8,891 and $0, respectively, and recognized as loss on disposals of property and equipment in the statements of operations.

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of October 31, 2020 and 2019 amounted to $22,056. The deferred costs will be treated as an intangible asset upon the successful grant of the patent and amortized over the useful life of the patent. If the grant of a patent proves to be unsuccessful, then the deferred costs will be subject to impairment or write off.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in banks, accounts receivable, accounts payable, accrued expenses, notes payable and term loan.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of October 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its product and upon satisfying the Company's obligation to perform engineering services.

Research and Development Expense

Research and development expenses are expensed as incurred. Research and development consist of engineers and scientists' salary, lab rent, supplies, and shipping expenses.

Advertising Expense

Advertising expenses are expensed as incurred.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation Crowdfunding. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to additional paid-in capital as they are directly attributable to the offering and issuance of the Company's common stock. For the years ended October 31, 2020 and 2019, total offering costs charged to additional paid-in capital amounted to $151,023 and $0, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

PACIFIC INTEGRATED ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
As of October 31, 2020 and 2019 and for the years then ended

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 4: DEBT FINANCING AGREEMENTS

Notes Payable

The Company has three promissory notes issued to related parties with original principal amounts of $150,000 each, which remained outstanding as of October 31, 2018. The loans bear interest at 17% per annum which was all payable at maturity, were collateralized by substantially all assets of the Company, and included share warrants equal to 20% of loan principal amount divided by $6.50 for a total of 13,845 warrants (see Note 5). During the year ended October 31, 2019, two of these promissory notes with then outstanding principal of $300,000 and accrued interest of $39,539 were settled through issuance of 55,120 shares of the Company's common stock during the year ended October 31, 2019 at a conversion rate of $6.16 per share. On August 1, 2019, the remaining $150,000 promissory note issued to the Company's CEO, plus accrued interest of $26,268, was restructured to a new unsecured promissory note of $176,268 with 3% annual interest rate. This loan and interest are all payable on July 18, 2021. The fair value of the warrants issued in conjunction with these notes was discounted to the notes and associated amortization expense is included in interest expense amounting to $0 and $14,982 for the years ended October 31, 2020 and 2019, respectively. Total interest expense recognized on these loans for the years ended October 31, 2020 and 2019 amounted to $5,220 and $62,972, respectively, inclusive of the discount amortization. The outstanding principal on the balance sheet as of October 31, 2020 and 2019 was $176,268 and $176,268, respectively. Accrued interest payable on the balance sheet as of October 31, 2020 and 2019 was $6,525 and $1,305, respectively

During the year ended October 31, 2019, the Company issued three convertible promissory notes to related parties with principal amounts of $200,000, $550,000 and $250,000. These loans bear interest at 15% per annum, which was all payable on its maturity two years after issuance, and were collateralized by substantially all assets of the Company. These loans were convertible into the Company's common stock at the option of the holder. The number of shares the notes were convertible into is equal to the outstanding loan plus accrued interest over the lower of $6.16 or 88% of lowest stock price issued during the period in which they were outstanding. All these promissory notes with then outstanding principal and accrued interest payable totaling $1,000,000 and $77,078, respectively, were converted into 174,850 shares of common stock in the year ended October 31, 2019 at a conversion rate of $6.16 per share. Interest expense recognized on these loans for the year ended October 31, 2019 amounted to $77,075. The Company analyzed the conversion features on these notes and determined they did not constitute beneficial conversion features.

On November 8, 2019, the Company issued a $300,000 promissory note to a related party, which is collateralized by certain assets of the Company (substantially all physical assets). The principal amount and all interest accruing to this promissory note at 8% per annum are payable on May 8, 2021. Interest expense recognized on this loan for the year ended October 31, 2020 amounted to $24,000, all of which remained accrued and outstanding at October 31, 2020. The outstanding principal balance was $300,000 as of October 31, 2020.

Term Loan - PPP

On May 3, 2020, the Company entered into Paycheck Protection Program (PPP) promissory note agreement with Wells Fargo SBA Lending and obtained a loan of $163,874 with fixed interest rate of 1% per annum. The loan is unsecured and is payable in monthly installments of $6,953 starting on November 1, 2020. The loan balance at its maturity on May 3, 2022 shall be due and payable in full. No interest expense is recognized on this loan for the year ended October 31, 2020. The loan was forgiven in accordance with the CARES Act provision subsequent to October 31, 2020 (see Note 10).

Future Maturities

The future maturity dates on the notes payable and term loan as of October 31, 2020 are as follows:

2021	$	557,617
2022		82,525
Total	$	640,142

NOTE 5: STOCKHOLDERS' DEFICIT

Capital Structure

Effective August 20, 2019, the Company amended its certificate of incorporation to increase its authorized capital stock from 12,000,000 shares of common stock to 16,000,000 common stock at $0.0001 par value per share, of which 14,000,000 shares shall be designated common stock and 2,000,0000 shares shall be designated non-voting common stock. Each respective share of non-voting common stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as a share of common stock, provided, however, that the non-voting common stock shall be a non-voting series of common stock and shall have no right to vote on any matter. Upon an initial public offering, non-voting common stock shall convert to common stock on a 1:1 basis.

As of October 31, 2020, the Company had 6,148,215 shares of voting common stock and 109,303 shares of non-voting common stock issued and outstanding. As of October 31, 2019, all the 6,098,197 issued and outstanding shares of the Company are voting common stock.

Share Issuances

During the year ended October 31, 2019, the Company entered into common stock purchase agreements, of which the Company issued 92,497 shares of voting common stock at $7.00 per share for gross proceeds of $647,472 for working capital purposes and convert its outstanding loans to such investors with total principal of $1,300,000 and accrued interest of $116,617 into 229,970 shares of voting common stock at a conversion rate of $6.16 per share.

During the year ended October 31, 2020, the Company issued 5,025 shares of voting common stock upon exercise of 7,500 warrants, of which, 3,750 shares were issued for cash at exercise price of $6.60 per share for gross proceeds of $24,750 and the remaining 1,275 were issued by the exercise of cashless exercise provisions in the warrants. A total of 46,268 shares of voting common stock were issued in cashless exercises of 136,082 warrants for the year ended October 31, 2020. These warrants were exercised by stockholders who received these warrants as part of the stock issuances prior to October 2016.

During the year ended October 31, 2020, the Company undertook an offering of its non-voting common stock pursuant to a Regulation Crowdfunding offering and issued 109,303 shares of non-voting common stock at $10.00 per share. The Company received total gross proceeds of $1,025,690 from this offering and incurred total offering costs of $151,023 in connection with this offering. As of October 31, 2020, $43,104 of the invested funds is held under escrow and recognized as escrow receivable in the balance sheet and $169,227 of committed subscriptions were outstanding as subscriptions receivable.

Stock Warrants

The Company has granted stock warrants associated with its loans to acquire shares of the Company's Common Stock, which in accordance to Topic 470-20, Debt, such warrants should be recorded in equity as additional paid-in capital at fair value as of the date of issuance and amortized to interest expense.

153,677 of warrants issued in prior periods remained outstanding as of November 1, 2018. In the year ended October 31, 2020, 139,832 share warrants were automatically exercised in cashless exercises resulting in the issuance of 46,268 shares of common stock.

As of October 31, 2020 and 2019, the Company had 13,845 and 153,677 stock warrants outstanding, respectively. The warrants have a weighted average exercise price of $6.50 and $6.59 per share, with a weighted average remaining term to expiration of 0.8 and 1.8 years, all respectively.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a share-based employee compensation plan, the 2009 Stock Option Plan (the "Plan"), for which 1,000,000 shares of common stock are reserved for issuance under the Plan to certain employees, non-employee directors, and non-employee consultants. Awards granted under the Plan typically expire ten years after the grant date and vesting generally occurs over a period of four to five years.

A summary of options activities for the years ended October 31, 2020 and 2019 is as follows:

PACIFIC INTEGRATED ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
As of October 31, 2020 and 2019 and for the years then ended

| | October 31, 2020 | | | October 31, 2019 | | |
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price	
Outstanding - beginning of year	632,000	$	4.84	632,000	$	4.84
Expired	(84,000)	$	4.50	-	$	-
Outstanding - end of year	548,000	$	4.89	632,000	$	4.84
Exercisable at end of year	540,000	$	4.87	607,000	$	4.78
Intrinsic value of options outstanding at year-end	$ 2,802,000			$ 1,368,000		
Weighted average duration (years) to expiration of outstanding options at year-end	2.25			2.90		
Weighted average duration (years) to expiration of exercisable options at year-end	2.17			2.72		

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company's 2009 Stock Option Plan expired on June 5, 2019. For the years ended October 31, 2020 and 2019, the Company issued 154,000 and 110,000 stock options, respectively, after expiration of its Plan. The Company intends to reissue these options once a new stock option plan has been approved.

The Company calculated its estimate of the value of the stock-based compensation granted as of October 31, 2018 under FASB ASC 718 and FASB ASC 505, and recorded compensation costs related to the stock options vested for the years ended October 31, 2020 and 2019 of $52,574 and $55,649, respectively. As of October 31, 2020 and 2019, there were $25,568 and $78,142 of share-based compensation to be recognized over a weighted-average period of approximately 1.60 years and 1.67 years, all respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company issued $150,000 promissory note to the Company's CEO & Chairman of the Board in 2018. The loan and interest accrued amounting to a total of $176,268 were restructured on August 1, 2019 into a two-year unsecured loan with interest rate of 3%, no interest is due until maturity. This loan is outstanding as of October 31, 2020 and 2019.

The Company issued the following promissory notes to one of the Company's board members:
- $150,000 promissory note issued on September 19, 2018
- $550,000 convertible promissory note issued on November 16, 2018
- $250,000 convertible promissory note issued on March 27, 2019
- $300,000 promissory note issued on November 8, 2019

$150,000, $550,000 and $250,000 promissory notes were settled and converted into a total of 166,981 common stock of the Company in 2019. The $300,000 promissory note is still outstanding as of October 31, 2020.

As of October 31, 2020 and 2019, notes payable to related parties amounted to $176,268 and $476,268, respectively.

NOTE 7: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of October 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $4,657,938 and $4,274,239, respectively. The following table presents the deferred tax assets and liabilities by source:

	2020	**2019**
Net operating loss carryforward	$ 3,974,225	$ 3,625,855
R&D credit carryforward	677,988	633,754
Depreciation methods	5,725	14,630
Deferred tax assets	4,657,938	4,274,239
Valuation allowance	(4,657,938)	(4,274,239)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended October 31, 2020 and 2019, cumulative losses through October 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $4,657,938 and $4,274,239 were recorded as of October 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for fiscal years 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of October 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $14,201,978 and $12,957,071, respectively, which may be carried forward and will begin to expire in 2030 in varying amounts. The Company also was R&D tax credits of $677,988 and $633,754 available as of October 31, 2020 and 2019, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2020 tax years remain open to examination.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of October 31, 2020 and 2019, to the Company's knowledge, there is no litigation threatened or pending against the Company.

NOTE 9: LEASE COMMITMENTS

The Company entered into two lease agreements for its office space and lab facilities in 2016 and have agreed to extend its lease until March 31, 2021 and subject to further renewal or extension. Monthly base rent for these two lease agreements amounted to $10,414 and $4,613. Total security deposits paid amounted to $12,202 and are recognized under noncurrent assets in the balance sheets.

Future minimum lease payments under these operating lease agreements as of October 31, 2020 amounted to $75,135, due in 2021.

Effective March 2020, the Company entered into a sublease agreement with Renew Biopharma at a base rate of $2,500 per month. The Company subleases its premises on a month-to-month renewal basis subject to 15 day notice of termination. There is no future minimum lease receivable under the sublease agreement. The rent income from the sublease is presented under Other Income in the statements of operations.

Total rent expense recognized for the years ended October 31, 2020 and 2019 amounted to $189,874 and $152,754, offset by non-operating rent income of $26,662 and $0, all respectively.

NOTE 10: SUBSEQUENT EVENTS

Securities Purchase Agreement

On December 10, 2020, the Company agreed to sell 4,902 shares of non-voting common stock of the Company and warrants to purchase 980 shares non-voting common stock in exchange for cash equivalent to $10.20 per share, or $50,000. The warrants are exercisable at $10.50 per share and will expire on December 31, 2021.

On December 23, 2020, the Company entered into another securities purchase agreement to sell 2,451 shares of non-voting common stock of the Company and warrants to purchase 245 shares non-voting common stock in exchange for cash equivalent to $10.20 per share or $25,000. The warrants are exercisable at $10.50 per share and will expire on December 31, 2021.

PPP Loan Forgiveness

On January 21, 2021, the SBA approved the loan forgiveness application by the Company to extinguish its term loan amounting to $163,874 as of October 31, 2020.

Management's Evaluation

Management has evaluated subsequent events through February 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.